UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                               DOR Biopharma Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    258091101
                                 (CUSIP Number)

                               February 12, 2004

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258091101

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

          5.  Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power: 2,911,900
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 2,911,900

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             2,911,900

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.84%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 258091101

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

               5.    Sole Voting Power:  0
Number of
Shares         6.    Shared Voting Power:  2,911,900
Beneficially
Owned by       7.    Sole Dispositive Power:  0
Each Reporting
Person With    8.    Shared Dispositive Power:  2,911,900

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             2,911,900

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.84%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No. 258091101

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

               5.    Sole Voting Power:  0
Number of
Shares         6.    Shared Voting Power:  2,911,900
Beneficially
Owned by       7.    Sole Dispositive Power:  0
Each Reporting
Person With    8.    Shared Dispositive Power:  2,911,900

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,911,900

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.84%

       12.   Type of Reporting Person (See Instructions) HC

Item 1.   (a)  Issuer: DOR Biopharma Inc.

          1.   Address:

               1691 Michigan Ave., Suite 435
               Miami, FL  33139

Item 2.   (a)  Name of Person Filing:

               OrbiMed Advisors LLC
               OrbiMed Capital LLC
               Samuel D. Isaly

          (b)  Address of Principal Business Offices:

               767 Third Avenue, 30th Floor
               New York, New York 10017

          (c)  Citizenship:
               Please refer to Item 4 on each cover sheet for each filing person

          (d)  Title of Class of Securities
               Common stock

          (e)  CUSIP Number: 258091101

Item 3. OrbiMed Advisors Inc. and OrbiMed Advisors LLC are investment advisors in accordance withss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.   Ownership

          Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Reporting persons are holding 6.09% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from or proceeds from sole of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable


Item 8.   Identification and Classification of Members of the Group

          Not Applicable


Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2004
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly




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                                                                     Exhibit 1.1
                                                                     -----------

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated February 19, 2004, (the "Schedule 13G"), with respect to the Common Stock, par value $.001 per share, of DOR Biopharma Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 19th day of February 2004.


                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly

                                                                     Exhibit 2.1
                                                                     -----------

                           STATEMENT OF CONTROL PERSON


The Statement on this Schedule 13G dated February 19, 2004 with respect to the common stock, $.001 par value per share of DOR Biopharma Inc. is filed by Samuel
D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as a control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).